

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 10, 2022

Monica Forbes
Chief Financial Officer
Sesen Bio, Inc.
245 First Street, Suite 1800
Cambridge, MA 02142

> **Re: Sesen Bio, Inc.**
> **Form 10-K for the period ended December 31, 2021**
> **Filed February 28, 2022**
> **Form 10-Q for the period ended September 30, 2022**
> **Filed November 7, 2022**
> **File No. 001-36296**

Dear Monica Forbes:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2022

Notes to Condensed Consolidated Financial Statements
Note 5. Fair Value Measurement and Financial Instruments
Contingent Consideration, page 10

1.   Please tell us your basis for writing off the balance of the estimated earnout payment to Qilu as of September 30, 2022, citing the authoritative guidance on which you relied regarding the extinguishment of the obligation. We note your disclosure that you are in the process of negotiating a termination of the Qilu License Agreement and are also seeking to sell or out-license Vicineum and all the related obligations related to Vicineum. However, until such occurs, and your obligation is legally extinguished, it is unclear why the liability was removed from your balance sheet.

<u>Note 14. Share-Based Compensation, page 19</u>

2.   Please tell us what the 3,293,367 issuance of common stock for share-based compensation noted in the Condensed Consolidated Statements Of Changes In Stockholders' Equity for the three-months ended September 30, 2022 relates to as it is not clear from your disclosures.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Vanessa Robertson at 202-551-3649 or Sasha Parikh at 202-551-3627 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences